

November 1, 2010

Timothy P. Halter
President
BTHC XV, Inc.
174 FM 1830
Argyle, TX 76226

> **Re: BTHC XV, Inc.**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2009**
> **Filed March 10, 2010**
> **File No. 000-52808**

Dear Mr. Halter:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2009

Item 9A – Controls and Procedures

1. We note you identified material weaknesses and concluded that your internal control over financial reporting (ICFR) was ineffective at December 31, 2009. We also note that you concluded that your disclosure controls and procedures (DCP) was effective at December 31, 2009. Please note that DCP include the components of ICFR that provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with GAAP. To the extent ICFR impacts public disclosure, DCP are inclusive of such internal controls, as DCP apply to all material information to be included in a report, within and outside the financial statements. As such, tell us how the factors you considered to support your conclusion that DCP was effective at December 31, 2009 or amend your Form 10-K to disclose management's revised conclusion on the

effectiveness of your DCP of the end of the fiscal year and any remediation plans that have or will be enacted.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Ethan Horowitz, Staff Accountant, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Tia Jenkins
Senior Assistant Chief Accountant